No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2016

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On August 5, 2016, Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal first quarter ended June 30, 2016 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki General Manager
Finance Division
Honda Motor Co., Ltd.

Date: September 9, 2016

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

June 30, 2016

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2016 and June 30, 2016

		Yen (millions)
Assets	Note	March 31, 2016	June 30, 2016
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥1,757,456	¥1,672,807
Trade receivables		826,714	687,933
Receivables from financial services		1,926,014	1,765,348
Other financial assets		103,035	93,895
Inventories		1,313,292	1,230,618
Other current assets		315,115	300,225

Total current assets		6,241,626	5,750,826

Non-current assets:
Investments accounted for using the equity method		593,002	569,617
Receivables from financial services		3,082,054	2,829,292
Other financial assets		335,203	313,548
Equipment on operating leases	6	3,678,111	3,555,648
Property, plant and equipment	7	3,139,564	2,964,969
Intangible assets		824,939	806,543
Deferred tax assets		180,828	175,727
Other non-current assets		153,967	136,491

Total non-current assets		11,987,668	11,351,835

Total assets		¥18,229,294	¥17,102,661

		Yen (millions)
Liabilities and Equity	Note	March 31, 2016	June 30, 2016
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,128,041	¥941,063
Financing liabilities		2,789,620	2,784,142
Accrued expenses		384,614	335,296
Other financial liabilities		89,809	108,154
Income taxes payable		45,872	44,643
Provisions	8	513,232	504,783
Other current liabilities		519,163	453,848

Total current liabilities		5,470,351	5,171,929

Non-current liabilities:
Financing liabilities		3,736,628	3,350,694
Other financial liabilities		47,755	45,545
Retirement benefit liabilities		660,279	635,412
Provisions	8	264,978	190,195
Deferred tax liabilities		789,830	767,962
Other non-current liabilities		227,685	213,993

Total non-current liabilities		5,727,155	5,203,801

Total liabilities		11,197,506	10,375,730

Equity:
Common stock		86,067	86,067
Capital surplus		171,118	171,118
Treasury stock		(26,178)	(26,181)
Retained earnings		6,194,311	6,334,667
Other components of equity		336,115	(68,688)

Equity attributable to owners of the parent		6,761,433	6,496,983
Non-controlling interests		270,355	229,948

Total equity		7,031,788	6,726,931

Total liabilities and equity		¥18,229,294	¥17,102,661

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended June 30, 2015 and 2016

		Yen (millions)
	Note	June 30, 2015	June 30, 2016
		unaudited	unaudited
Sales revenue		¥3,704,762	¥3,471,730

Operating costs and expenses:
Cost of sales		(2,885,646)	(2,677,660)
Selling, general and administrative		(434,488)	(361,663)
Research and development		(145,342)	(165,564)

Total operating costs and expenses		(3,465,476)	(3,204,887)

Operating profit		239,286	266,843

Share of profit of investments accounted for using the equity method	5	38,315	27,222

Finance income and finance costs:
Interest income		7,792	7,440
Interest expense		(4,825)	(3,092)
Other, net		1,759	(9,921)

Total finance income and finance costs		4,726	(5,573)

Profit before income taxes		282,327	288,492

Income tax expense	9	(78,451)	(98,626)

Profit for the period		¥203,876	¥189,866

Profit for the period attributable to:
Owners of the parent		186,037	174,699
Non-controlling interests		17,839	15,167

		Yen
		June 30, 2015	June 30, 2016
Earnings per share attributable to owners of the parent
Basic and diluted	12	¥103.22	¥96.93

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2015 and 2016

		Yen (millions)
	Note	June 30, 2015	June 30, 2016
		unaudited	unaudited
Profit for the period		¥203,876	¥189,866

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		2,578	(10,921)
Share of other comprehensive income of investments accounted for using the equity method		364	(2,084)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		79,612	(376,380)
Share of other comprehensive income of investments accounted for using the equity method		7,716	(36,264)

Total other comprehensive income, net of tax		90,270	(425,649)

Comprehensive income for the period		¥294,146	¥(235,783)

Comprehensive income for the period attributable to:
Owners of the parent		276,033	(224,797)
Non-controlling interests		18,113	(10,986)

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the three months ended June 30, 2015 and 2016

		Yen (millions)
		Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2015 (unaudited)		¥86,067	¥171,118	¥(26,165)	¥6,083,573	¥794,034	¥7,108,627	¥274,194	¥7,382,821

Comprehensive income for the period
Profit for the period					186,037		186,037	17,839	203,876
Other comprehensive income, net of tax						89,996	89,996	274	90,270

Total comprehensive income for the period					186,037	89,996	276,033	18,113	294,146
Reclassification to retained earnings					79	(79)	—		—
Transactions with owners and other
Dividends paid	13				(39,650)		(39,650)	(26,812)	(66,462)
Purchases of treasury stock				(5)			(5)		(5)
Equity transactions and others								(2,600)	(2,600)

Total transactions with owners and other				(5)	(39,650)		(39,655)	(29,412)	(69,067)

Balance as of June 30, 2015 (unaudited)		¥86,067	¥171,118	¥(26,170)	¥6,230,039	¥883,951	¥7,345,005	¥262,895	¥7,607,900

		Yen (millions)
		Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2016 (unaudited)		¥86,067	¥171,118	¥(26,178)	¥6,194,311	¥336,115	¥6,761,433	¥270,355	¥7,031,788

Comprehensive income for the period
Profit for the period					174,699		174,699	15,167	189,866
Other comprehensive income, net of tax						(399,496)	(399,496)	(26,153)	(425,649)

Total comprehensive income for the period					174,699	(399,496)	(224,797)	(10,986)	(235,783)
Reclassification to retained earnings					5,307	(5,307)	—		—
Transactions with owners and other
Dividends paid	13				(39,650)		(39,650)	(29,421)	(69,071)
Purchases of treasury stock				(3)			(3)		(3)
Equity transactions and others

Total transactions with owners and other				(3)	(39,650)		(39,653)	(29,421)	(69,074)

Balance as of June 30, 2016 (unaudited)		¥86,067	¥171,118	¥(26,181)	¥6,334,667	¥(68,688)	¥6,496,983	¥229,948	¥6,726,931

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the three months ended June 30, 2015 and 2016

		Yen (millions)
	Note	June 30, 2015	June 30, 2016
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥282,327	¥288,492
Depreciation, amortization and impairment losses excluding equipment on operating leases		161,009	167,075
Share of profit of investments accounted for using the equity method		(38,315)	(27,222)
Finance income and finance costs, net		(2,239)	(10,901)
Interest income and interest costs from financial services, net		(39,099)	(30,522)
Changes in assets and liabilities
Trade receivables		(18,337)	93,656
Inventories		67,768	(19,740)
Trade payables		3,799	(90,990)
Accrued expenses		(16,245)	(21,539)
Provisions and retirement benefit liabilities		36,858	(40,175)
Receivables from financial services		104,402	27,098
Equipment on operating leases		(158,340)	(158,531)
Other assets and liabilities		(31,714)	(17,245)
Other, net		(3,166)	(3,198)
Dividends received		17,833	20,362
Interest received		57,923	53,294
Interest paid		(20,811)	(20,206)
Income taxes paid, net of refunds		12,243	(38,322)

Net cash provided by operating activities		415,896	171,386

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(187,191)	(132,375)
Payments for additions to and internally developed intangible assets		(61,641)	(38,460)
Proceeds from sales of property, plant and equipment and intangible assets		11,832	5,169
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		—	(2,835)
Payments for acquisitions of other financial assets		(44,388)	(45,572)
Proceeds from sales and redemptions of other financial assets		38,425	32,253
Other, net		(749)	(200)

Net cash used in investing activities		(243,712)	(182,020)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		1,935,856	2,411,374
Repayments of short-term financing liabilities		(1,917,912)	(2,158,928)
Proceeds from long-term financing liabilities		249,458	226,200
Repayments of long-term financing liabilities		(215,950)	(364,795)
Dividends paid to owners of the parent		(39,650)	(39,650)
Dividends paid to non-controlling interests		(10,334)	(9,114)
Purchases and sales of treasury stock, net		(5)	(3)
Other, net		(13,064)	(12,367)

Net cash provided by (used in) financing activities		(11,601)	52,717

Effect of exchange rate changes on cash and cash equivalents		18,620	(126,732)

Net change in cash and cash equivalents		179,203	(84,649)

Cash and cash equivalents at beginning of year		1,471,730	1,757,456

Cash and cash equivalents at end of period		¥1,650,933	¥1,672,807

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

 (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

 (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

 (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2016.

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2016.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

   (a) Segment Information

Segment information as of and for the three months ended June 30, 2015 and 2016 is as follows:

As of and for the three months ended June 30, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥472,703	¥2,675,887	¥473,672	¥82,500	¥3,704,762	¥—	¥3,704,762
Intersegment	—	30,187	3,189	5,698	39,074	(39,074)	—

Total	472,703	2,706,074	476,861	88,198	3,743,836	(39,074)	3,704,762

Segment profit (loss)	¥55,570	¥130,754	¥52,442	¥520	¥239,286	¥—	¥239,286

Segment assets	¥1,478,203	¥7,847,973	¥9,560,216	¥352,962	¥19,239,354	¥(340,851)	¥18,898,503
Depreciation and amortization	17,916	139,107	147,039	3,086	307,148	—	307,148
Capital expenditures	16,522	207,662	519,708	2,709	746,601	—	746,601

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the three months ended June 30, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥432,404	¥2,498,985	¥464,674	¥75,667	¥3,471,730	¥—	¥3,471,730
Intersegment	—	37,126	3,296	5,245	45,667	(45,667)	—

Total	432,404	2,536,111	467,970	80,912	3,517,397	(45,667)	3,471,730

Segment profit (loss)	¥31,198	¥184,533	¥50,577	¥535	¥266,843	¥—	¥266,843

Segment assets	¥1,302,343	¥7,155,959	¥8,538,313	¥319,772	¥17,316,387	¥(213,726)	¥17,102,661
Depreciation and amortization	19,691	142,959	154,900	3,682	321,232	—	321,232
Capital expenditures	7,838	130,493	524,795	2,163	665,289	—	665,289

Explanatory notes:

1.	Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.	Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2015 and 2016 amounted to ¥337,414 million and ¥261,040 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(b)	Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥463,069	¥2,104,532	¥152,007	¥745,165	¥239,989	¥3,704,762	¥—	¥3,704,762
Inter-geographic areas	453,490	87,084	18,804	153,766	614	713,758	(713,758)	—

Total	916,559	2,191,616	170,811	898,931	240,603	4,418,520	(713,758)	3,704,762

Operating profit (loss)	¥27,810	¥109,023	¥(956)	¥95,570	¥4,504	¥235,951	¥3,335	¥239,286

Assets	¥4,166,091	¥10,892,516	¥651,735	¥2,583,144	¥718,636	¥19,012,122	¥(113,619)	¥18,898,503
Non-current assets other than financial instruments and deferred tax assets	¥2,312,171	¥4,346,423	¥120,860	¥767,435	¥212,452	¥7,759,341	¥—	¥7,759,341

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the three months ended June 30, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥464,178	¥1,970,643	¥172,895	¥691,777	¥172,237	¥3,471,730	¥—	¥3,471,730
Inter-geographic areas	441,509	98,160	10,100	139,521	614	689,904	(689,904)	—

Total	905,687	2,068,803	182,995	831,298	172,851	4,161,634	(689,904)	3,471,730

Operating profit (loss)	¥(19,777)	¥171,271	¥1,246	¥90,321	¥14,326	¥257,387	¥9,456	¥266,843

Assets	¥4,198,043	¥9,579,288	¥578,115	¥2,324,820	¥593,279	¥17,273,545	¥(170,884)	¥17,102,661
Non-current assets other than financial instruments and deferred tax assets	¥2,432,536	¥4,119,488	¥104,429	¥633,799	¥173,399	¥7,463,651	¥—	¥7,463,651

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Turkey
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2015 and 2016 amounted to ¥337,414 million and ¥261,040 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Impairment loss on investments accounted for using the equity method

For the three months ended June 30, 2016, the Company recognized impairment losses of ¥12,871 million on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income.

(6) Equipment on Operating Leases

The additions to equipment on operating leases for the three months ended June 30, 2015 and 2016 are ¥518,873 million and ¥523,930 million, respectively.

The sales or disposals of equipment on operating leases for the three months ended June 30, 2015 and 2016 are ¥212,820 million and ¥209,565 million, respectively.

(7) Property, Plant and Equipment

The additions to property, plant and equipment for the three months ended June 30, 2015 and 2016 are ¥169,558 million and ¥114,945 million, respectively.

The sales or disposals of property, plant and equipment for the three months ended June 30, 2015 and 2016 are ¥12,192 million and ¥8,917 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Provisions

The components of and changes in provisions for the three months ended June 30, 2016 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of March 31, 2016	¥727,441	¥50,769	¥778,210

Provision	¥74,288	¥9,047	¥83,335
Charge-offs	(78,653)	(8,748)	(87,401)
Reversal	(35,751)	(1,207)	(36,958)
Exchange differences on translating foreign operations	(39,729)	(2,479)	(42,208)

Balance as of June 30, 2016	¥647,596	¥47,382	¥694,978

Current liabilities and non-current liabilities of provisions as of March 31, 2016 and June 30, 2016 are as follows:

	Yen (millions)
	As of March 31, 2016	As of June 30, 2016
Current liabilities	¥513,232	¥504,783
Non-current liabilities	264,978	190,195

Total	¥778,210	¥694,978

Explanatory notes:

*	Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

(9) Income Taxes

In May 2015, the lawsuit related to transfer pricing involving the Company’s transactions with certain consolidated subsidiaries in Brazil was concluded, and it was ruled that the Company shall receive a tax refund with corresponding interest in Japan. As a result, income tax expense decreased by ¥19,145 million for the three months ended June 30, 2015.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Fair Value

(a)	Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b)	Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by a valuator.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c)	Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and June 30, 2016 consist of the following:

	Yen (millions)
As of March 31, 2016	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,390	¥—	¥19,390
Interest rate instruments	—	30,632	—	30,632

Total	—	50,022	—	50,022

Debt securities	17,790	33,684	5,521	56,995
Financial assets measured at fair value through other comprehensive income:
Equity securities	142,943	—	10,370	153,313

Total	¥160,733	¥83,706	¥15,891	¥260,330

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,102	¥—	¥19,102
Interest rate instruments	—	13,236	—	13,236

Total	—	32,338	—	32,338

Total	¥—	¥32,338	¥—	¥32,338

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2016.

	Yen (millions)
As of June 30, 2016	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,996	¥—	¥19,996
Interest rate instruments	—	31,703	—	31,703

Total	—	51,699	—	51,699

Debt securities	17,546	32,513	5,043	55,102
Financial assets measured at fair value through other comprehensive income:
Equity securities	124,226	—	9,763	133,989

Total	¥141,772	¥84,212	¥14,806	¥240,790

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,438	¥—	¥19,438
Interest rate instruments	—	14,919	—	14,919

Total	—	34,357	—	34,357

Total	¥—	¥34,357	¥—	¥34,357

There were no transfers between Level 1 and Level 2 for the three months ended June 30, 2016.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(d)	Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2016 and June 30, 2016 are as follows:

	Yen (millions)
	As of March 31, 2016		As of June 30, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,008,068	¥5,007,065	¥4,594,640	¥4,599,796
Debt securities	40,670	40,670	45,796	45,797
Financing liabilities	6,526,248	6,579,620	6,134,836	6,190,019

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

(e)	Assets and Liabilities Measured at Fair Value on a non-recurring basis

For the year ended March 31, 2016 and the three months ended June 30, 2016, the Company measured certain investments accounted for using the equity method at fair value on a nonrecurring basis due to the recognition of impairment losses. As of March 31, 2016 and June 30, 2016, the carrying amounts of investments accounted for using the equity method measured at fair value on a nonrecurring basis are ¥62,706 million and ¥44,153 million, respectively, and are measured by using quoted market prices. Fair value measurements for the investments are classified as Level 1.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation.

Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses, if any, as of the date of this report because there is uncertainty.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(12) Earnings Per Share

Earnings per share attributable to owners of the parent for the three months ended June 30, 2015 and 2016 are calculated based on the following information. There were no potentially dilutive common shares outstanding for the three months ended June 30, 2015 and 2016.

	2015	2016
Profit for the period attributable to owners of the parent (millions of yen)	¥186,037	¥174,699
Weighted average number of common shares outstanding, basic (shares)	1,802,286,319	1,802,283,096
Basic earnings per share attributable to owners of the parent (yen)	¥103.22	¥96.93

(13) Dividend

(a)	Dividend payout

For the three months ended June 30, 2015

Resolution	The Ordinary General Meeting of Shareholders on June 17, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2015
Effective date	June 18, 2015

For the three months ended June 30, 2016

Resolution	The Ordinary General Meeting of Shareholders on June 16, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2016
Effective date	June 17, 2016

(b)	Dividends payable of which record date was in the three months ended June 30, 2016, effective after the period

Resolution	The Board of Directors Meeting on August 2, 2016
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2016
Effective date	August 25, 2016

(14) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Takahiro Hachigo, President, Chief Executive Officer and Representative Director and Kohei Takeuchi, Director and Chief Operating Officer for Business Management Operations on August 5, 2016.